UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For November 2023

Commission File No. 001-36848

Check-Cap Ltd.
_________________________________________________________________________________

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File Nos. 333-226490 and 333-259666, and into the Form F-3 Registration Statements File Nos. 333-211065, 333-225789 and 333-262401.

Other Information

On September 29, 2023, Symetryx Corporation, a self-described family office based in Toronto, Canada (“Symetryx”) delivered a letter to Check-Cap in which it demanded that Check-Cap convene an extraordinary general meeting of its shareholders, the purpose of which would be to dismiss all five current members of the Check-Cap Board and to appoint in their stead five director nominees as proposed by Symetryx. On the same date, Symetryx filed a Schedule 13D with the Commission, which indicated that Symetryx beneficially owned approximately 5.1% of Check-Cap’s outstanding shares.

On October 19, 2023, Check-Cap responded to the Symetryx letter, and advised Symetryx that following review of the Symetryx demand letter and in consultation with its legal advisors, Check-Cap had determined to reject Symetryx’s demands for the convening of an extraordinary general meeting. On October 24, 2023, Symetryx’s Israeli counsel responded to Check-Cap’s October 19th letter, advising Check-Cap that Symetryx intended to facilitate a self-convened meeting under applicable Israeli law, and sought information and cooperation from Check-Cap in order to convene such a meeting. On October 25, 2023, Check-Cap responded to this letter in rejecting Symetryx’s claims and assertions but offered, without derogating from Check-Cap’s position, and subject to receipt of independent evidence of Symetryx’s ownership of Check-Cap’s ordinary shares, to include Symetryx’s proposal for director elections in the agenda for the extraordinary general meeting to be called to approve the transactions contemplated by the BCA. On October 26, 2023, Symetryx’s Israeli counsel responded to Check-Cap’s October 25th letter rejecting Check-Cap’s offer and reiterated its request that Check-Cap provide information and cooperation in order for Symetryx to self-convene such an extraordinary general meeting.

On October 30, 2023, Symetryx filed an Amendment No. 1 to Schedule 13D with the Commission, together with, as an exhibit thereto, a notice to convene an extraordinary general meeting of Check-Cap’s shareholders for December 4, 2023 and 4:00 p.m. (Israel time), the purpose of which is to dismiss all five current members of the Check-Cap Board and to appoint in their stead five director nominees as proposed by Symetryx and to approve the entry into indemnification and exculpation agreements and provide directors’ and officers’ liability insurance coverage to all new director nominees. On October 31, 2023, Symetryx filed with the Haifa District Court (Economic Department) a motion for provisional and temporary relief, to instruct Check-Cap to provide Symetryx with all necessary information to self-convene an extraordinary general meeting of Check-Cap’s shareholders, to cooperate with Symetryx to convene the meeting and to refrain from taking any action outside the ordinary course of business until the results of the self-convened extraordinary meeting have been obtained.

On November 1, 2023, Check-Cap filed a notice to convene an extraordinary general meeting of shareholders on December 4, 2023, at 2:00 p.m. (Israel time), the purpose of which is to consider and approve the Check-Cap Shareholder Transaction Matters and to elect five directors to the Check-Cap Board out of ten director nominees, including the five current members of the Check-Cap Board and the five director nominees as proposed by Symetryx.

On November 6, 2023, Symetryx filed with the Haifa District Court (Economic Department) a claim against Check-Cap and its directors, to instruct Check-Cap to comply with the resolutions that shall be adopted at the extraordinary general meeting convened by Symetryx on December 4, 2023, to declare that the Check-Cap directors breached their fiduciary duties towards Check-Cap and Symetryx, as a shareholder of Check-Cap; and to instruct the defendants, jointly and severally, to indemnify Symetryx for its expenses incurred in connection with convening the extraordinary general meeting, estimated at NIS 793,200 (approximately $191,446). Check-Cap has until January 29, 2024 to file its statement of defense (which date may be subject to extension, from time to time, by governmental order due to the current security situation in Israel).

On November 9, 2023, Check-Cap filed with the Haifa District Court (Economic Department) its response to Symetryx’s motion for provisional and temporary relief, in which Check-Cap requested that the court reject the motion on the grounds, among others: that under Israeli law and established Israeli case law, a board of directors cannot be compelled to convene, and a shareholder cannot self-convene, an extraordinary meeting of shareholders for the purpose of the election of directors, as this decision is within the sole discretion of the board of directors; that Symetryx did not present valid evidence of its holdings in Check-Cap to legally entitle Symetryx to request that the board of directors convene, or to self-convene, an extraordinary shareholders meeting; and that Symetryx failed to disclose to Check-Cap’s shareholders, Check-Cap or the Court its affiliation with the other private company referred to above, contrary to the requirements of applicable law and Check- Cap’s articles of association, and that the sole purpose of the requested extraordinary shareholder meeting is to obstruct the Keystone transaction in order to pursue a transaction with such other affiliated private company.

On November 12, 2023, Check-Cap and Symetryx reached a settlement under which Symetryx will cancel the extraordinary shareholders meeting that it purported to self-convene and Check-Cap will convert the extraordinary shareholder meeting it convened to an annual general meeting of shareholders to be held on December 18, 2023, the agenda for which will include the Check-Cap Shareholder Transaction Matters, the election of five directors to the Check-Cap Board out of ten director nominees, including five nominees proposed by Check-Cap and the five director nominees proposed by Symetryx, and other proposals in connection with an annual shareholder meeting.  The parties further agreed that once the Check-Cap annual shareholder meeting has been convened, the pending legal proceedings filed by Symetryx will be fully and finally denied in their entirety without costs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Date: November 13, 2023		Title: Chief Executive Officer